UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 28, 2021

THE MIDDLEBY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-9973	36-3352497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1400 Toastmaster Drive, Elgin, Illinois	60120
(Address of Principal Executive Offices)	(Zip Code)

(847) 741-3300

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	MIDD	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On May 28, 2021, The Middleby Corporation, a Delaware corporation (“Middleby”), issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description

99.1	Press Release, dated May 28, 2021, issued by The Middleby Corporation

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Middleby’s and Welbilt’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of Middleby or Welbilt or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Middleby or Welbilt; the ability of Middleby and Welbilt to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of COVID-19 or other public health crises and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Middleby’s and Welbilt’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 filed in connection with the proposed transactions. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in Middleby’s and Welbilt’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Middleby and Welbilt undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Merger and Where to Find It

In connection with the proposed strategic business combination between Middleby and Welbilt, Middleby has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Middleby and Welbilt that also constitutes a preliminary prospectus of Middleby. The registration statement has not been declared effective by the SEC. The joint proxy statement/prospectus will be mailed or otherwise disseminated to shareholders of Middleby and Welbilt after the registration statement has been declared effective by the SEC. Middleby and Welbilt also have filed and plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND

SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Middleby and Welbilt through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Middleby will be available free of charge on Middleby’s website at www.middleby.com or by contacting the Middleby Investor Relations Department by email at investors@middleby.com or by phone at (847) 741-3300. Copies of the documents filed with the SEC by Welbilt will be available free of charge on Welbilt’s website at www.welbilt.com or by contacting Welbilt’s Investor Relations Department by email at richard.sheffer@welbilt.com or by phone at (727) 853-3079.

Participants in the Solicitation

Middleby and Welbilt and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Middleby and Welbilt in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Middleby with the SEC on May 28, 2021.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MIDDLEBY CORPORATION

Dated: May 28, 2021	By:	/s/ Bryan E. Mittelman
Bryan E. Mittelman
Chief Financial Officer

Exhibit 99.1

May 28, 2021

Middleby Comments on Ali Group’s Unsolicited and Non-Binding Indication of Interest to Acquire Welbilt

•	Middleby believes its proposal to merge with Welbilt provides a superior offer compared to Ali Group’s unsolicited non-binding indication of interest

•	The unsolicited indication from Ali Group is both opportunistic and highly conditional with significant uncertainty

•	Middleby’s all-stock consideration allows Welbilt shareholders to participate in future upside opportunity, allowing for significantly greater long-term value creation

•

Middleby and Welbilt today filed a preliminary joint proxy statement/prospectus and are already in the process of attaining necessary regulatory and shareholder approvals and on-track to complete the transaction by the end of the year

Elgin, IL – The Middleby Corporation (NASDAQ: MIDD) today reiterated its commitment to completing its proposed merger with Welbilt, Inc. (NYSE: WBT), in face of the unsolicited and non-binding indication of interest from Ali Holding SRL (“Ali Group”). The proposed merger between Middleby and Welbilt, announced on April 21, 2021, will create a strong Commercial Foodservice platform with an attractive portfolio of products, brands and technologies. Middleby highlights that it has a definitive agreement to acquire Welbilt, and the regulatory approval process is already underway. Furthermore, Middleby and Welbilt today filed their preliminary joint proxy statement/prospectus on Form S-4 with the SEC in connection with obtaining required shareholder approvals.

“Middleby remains firmly committed to seeing our proposed merger with Welbilt through,” said Tim FitzGerald, Middleby CEO. “The Ali Group’s non-binding indication is highly opportunistic and conditional. We believe that the combination of Middleby and Welbilt can be completed with a high degree of certainty and deliver superior value to Welbilt’s shareholders. Ali Group’s non-binding proposal has a number of conditions, challenges and risks, all of which increase the uncertainty of achieving a completed transaction.”

Tim FitzGerald also added, “we have strong confidence that the value of the proposed Middleby/Welbilt merger is far superior to Welbilt’s shareholders, allowing them to participate in the combined entity’s future growth, realization of synergies, and our industry’s continued recovery from the COVID-19 pandemic. These upside opportunities are evidenced by the broker price targets for our company, the majority of which point to a significantly higher value to Welbilt’s shareholders. Through our diligence process, we have built a working relationship with the Welbilt team and believe that our organizations have a strong cultural alignment, which will benefit both organizations in the long-term. Our proposed merger is also in the best interest of not only both companies’ shareholders, but our customers, employees, distributors and other stakeholders.”

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In Summary, Middleby’s Offer Comprises a Superior Proposal to Welbilt Shareholders

•	Value: Ali Group’s indication is opportunistic given Middleby’s recent trading, but Middleby’s proposal is clearly superior in value to Welbilt shareholders

•	Upside Participation: The Middleby transaction provides Welbilt shareholders the opportunity to participate in future upside and the long-term growth of the combined company

•	Synergies: We believe the clearly identified $120 million of synergies and operational improvements deliver substantial value to Welbilt’s shareholders

•

Timing: Middleby has completed its diligence and the shareholder and regulatory approval processes are already underway, all of which Ali Group has yet to begin; Middleby and Welbilt have additionally filed their preliminary joint proxy statement/prospectus with the SEC

•

Financing: There is uncertainty around the financing (and the terms of any such financing) that Ali Group would need to obtain to fund the proposed transaction. On the other hand, Middleby’s definitive agreement contains no financing conditions, and the combined company will maintain significant balance sheet capacity to pursue other value accretive investments benefiting both Middleby and Welbilt shareholders

•	Certainty: There is significantly more uncertainty and risk associated with Ali Group’s proposal for Welbilt’s shareholders

Financing and Expected Timing

Middleby intends to refinance Welbilt’s existing debt through its committed Senior Secured Facility. Based on the expected pro forma leverage ratio at closing, the interest on the incremental financing would be approximately L + 162.5 bps. The transaction is expected to close in late 2021, subject to customary closing conditions, including regulatory and Middleby and Welbilt shareholder approvals.

Advisors

Guggenheim Securities, LLC is serving as financial advisor to Middleby. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel.

About Middleby

The Middleby Corporation is a global leader in the foodservice equipment industry. The company develops, manufactures, markets and services a broad line of equipment used in the commercial foodservice, food processing, and residential kitchen equipment industries. The company’s leading equipment brands serving the commercial foodservice industry include Anets®, APW Wyott®, Bakers Pride®, Beech®, BKI®, Blodgett®, Blodgett Combi®, Bloomfield®, Britannia®, Carter-Hoffmann®, Celfrost®, Concordia®, CookTek®, Crown®, CTX®, Desmon®, Deutsche Beverage®, Doyon®, Eswood®, EVO®, Firex®, Follett®, frifri®, Giga®, Globe®, Goldstein®, Holman®, Houno®, IMC®, Induc®, Ink Kegs®, Inline Filling Systems®, Jade®, JoeTap®, Josper®, L2F®, Lang®, Lincat®, MagiKitch’n®, Market Forge®,

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Marsal®, Meheen®, Middleby Marshall®, MPC®, Nieco®, Nu-Vu®, PerfectFry®, Pitco®, QualServ®, RAM®, Southbend®, Ss Brewtech®, Star®, Starline®, Sveba Dahlen®, Synesso®, Tank®, Taylor®, Thor®, Toastmaster®, TurboChef®, Ultrafryer®, Varimixer®, Wells® Wild Goose® and Wunder-Bar®. The company’s leading equipment brands serving the food processing industry include Alkar®, Armor Inox®, Auto-Bake®, Baker Thermal Solutions®, Burford®, Cozzini®, CV-Tek ®, Danfotech®, Deutsche Process®, Drake®, Glimek®, Hinds-Bock®, Maurer-Atmos®, MP Equipment®, Pacproinc®, RapidPak®, Scanico®, Spooner Vicars®, Stewart Systems®, Thurne® and Ve.Ma.C.®. The company’s leading equipment brands serving the residential kitchen industry include AGA®, AGA Cookshop®, Brava®, EVO®, La Cornue®, Leisure Sinks®, Lynx®, Marvel®, Mercury®, Rangemaster®, Rayburn®, Redfyre®, Sedona®, Stanley®, TurboChef®, U-Line® and Viking®.

For more information about The Middleby Corporation and the company brands, please visit www.middleby.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Middleby’s and Welbilt’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of Middleby or Welbilt or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Middleby or Welbilt; the ability of Middleby and Welbilt to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of COVID-19 or other public health crises and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Middleby’s and Welbilt’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 filed in connection with the proposed transactions. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in Middleby’s and Welbilt’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Middleby and Welbilt undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Additional Information about the Merger and Where to Find It

In connection with the proposed strategic business combination between Middleby and Welbilt, Middleby has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Middleby and Welbilt that also constitutes a preliminary prospectus of Middleby. The registration statement has not been declared effective by the SEC. The joint proxy statement/prospectus will be mailed or otherwise disseminated to shareholders of Middleby and Welbilt after the registration statement has been declared effective by the SEC. Middleby and Welbilt also have filed and plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Middleby and Welbilt through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Middleby will be available free of charge on Middleby’s website at www.middleby.com or by contacting the Middleby Investor Relations Department by email at investors@middleby.com or by phone at (847) 741-3300. Copies of the documents filed with the SEC by Welbilt will be available free of charge on Welbilt’s website at www.welbilt.com or by contacting Welbilt’s Investor Relations Department by email at richard.sheffer@welbilt.com or by phone at (727) 853-3079.

Participants in the Solicitation

Middleby and Welbilt and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Middleby and Welbilt in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Middleby with the SEC on May 28, 2021.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Contact:

Darcy Bretz

Director of Corporate Communications

The Middleby Corporation

(847) 429-7756

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